Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
Austin, Texas
(512) 499-3800
Chicago, Illinois
(312) 425-3900
Houston, Texas
(713) 951-3300
Los Angeles, California
(310) 820-8800
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500

September 20, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Coastal Bancshares Acquisition Corp. Proxy Statement on Schedule 14A Filed May 3, 2006 Filed No. 0-51155

Ladies and Gentlemen:

On behalf of Coastal Bancshares Acquisition Corp., a Delaware corporation (the “Company” or “Coastal Bancshares”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of the Definitive Proxy Statement on Schedule 14A (the “Amended Proxy”).

The Amended Proxy incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Cary M. Grossman, dated August 24, 2006. For your convenience, we have repeated each comment prior to the response. All references to page numbers in our discussion below each heading are to the pages in the Amended Proxy. The references to page numbers in the headings are to Amendment No. 2 to the Proxy Statement.

Proforma Consolidated Statement of Operations - Assuming Maximum conversions for the year ended December 31, 2005, page 27

1.
Please revise your assumptions for note f of this table and on page 127 to clarify if the date the IPO was assumed completed was January 1, 2005 or January 1, 2006. We note in footnote b to this table that you assumed a completion date of January 1, 2005.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 20, 2006

The Amended Proxy has been revised to include such clarification.

Proforma Consolidated Statement of Operations - Assuming Maximum conversions for the Six Months Ended June 30, 2006, page 31

2.	Please revise your assumptions for note e of this table to clarify if you assumed a reduction in interest income for the three month period or the six month period.

The Amended Proxy has been revised to include such clarification.

Information about Intercontinental, page 76

Management’s Discussion and Analysis

Provision for Possible Credit Losses, page 94

3.
Please review your discussion to disclose why you have not recorded a provision for loan losses during the six month period ended June 30, 2006, even though on page 104, you disclose that non-accrual loans have increased during the period, and the amount of loans past due 90 days and still accruing has continued to increase since 2004.

The discussion on page 104 of the Amended Proxy has been revised to explain that a significant amount of the loans past due 90 days are secured by insurance policies issued by the Unites States Export-Import Bank insuring payment of 100% of these loans outstanding principal balance plus 270 days of accrued interest. The discussion has been revised further to explain that Intercontinental Bank Shares Corporation (“Intercontinental”) files claims on the insurance policy covering any loan becoming 240 days or more past due.

Allowance for Possible Credit Losses and Non-Performing Loans, page 102

4.	Please refer to our previous comment 6.

The Company supplementally advises the Staff that the Company and Intercontinental have further reviewed Item III.C.3 in connection with Intercontinental’s foreign loans and the information required by item IV.V of Industry Guide 3. In connection with such review, Intercontinental has revised such presentation, which management believes appropriately presents its methodology and allocation of the allowance for possible credit losses and non-performing loans. The Amended Proxy has been revised accordingly.

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 20, 2006

•	It appears you have used percentage formatting throughout the tables added in response to the comment. Please revise to use dollar formats where appropriate.

The tables on pages 103 and 104 of the Amended Proxy have been revised as requested.

•
The disclosure required by Item IV.B of Industry Guide 3 consists of the amount loan losses estimated for each loan category reported in accordance with Item III.A of the Guide alongside the percentage of total loans in each category. Please revise the table on page 103 to include this information.

The tables on page 104 of the Amended Proxy have been revised to include the requested disclosure.

•	This information is required to be presented for each of the last five years. Refer to the instructions to Industry Guide 3.

The Amended Proxy has been revised to present the information for each of the last five years in accordance with Industry Guide 3.

•
Please revise to provide a significant discussion of why management’s methodology for estimating the allowance for loan and lease losses is so imprecise that it results in such a significant unallocated allowance. Clarify how management considered the requirements of SAB No. 102.

The Amended Proxy has been revised to include the requested discussion, including a clarification of managements consideration of SAB No. 102.

•
In view of the significant unallocated allowance, please revise to disclose how management of Coastal Bancshares applies SOP 03-3 to acquired loans in general and, in particular, to the loans it will acquire from Intercontinental.

As a result of Intercontinental’s revisions to its financial presentation in light of Item III.C.3 and the information required by item IV.V of Industry Guide 3, the unallocated allowances have been materially reduced. Accordingly, the Company believes that the current value of the loans represents the fair value of the credits and therefore, complies with SOP 03-3. Furthermore, management believes that, upon consummation of the merger, the loans will be acquired at their fair value, which management believes is equal to their book value.

Notes to Unaudited Pro Form Condensed Consolidated Financial Statement…page 133

Jenkens & Gilchrist
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
September 20, 2006

5.	Please revise your assumptions for note e on page 135 to clarify if you assumed a reduction in interest income for the three month period or the six month period.

The Amended Proxy has been revised to include the requested disclosure.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt

Gregory J. Schmitt

cc: Mr. Cary M. Grossman